UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                    to
Commission File No. 001-02217
CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Full title of the plan)
(Name of issuer of the securities held pursuant to the plan)
One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer's principal executive offices)

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

To the Plan Participants and the Thrift Plan Committee of Caribbean Refrescos, Inc. Thrift Plan

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Caribbean Refrescos, Inc. Thrift Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Long & Associates, LLC

We have served as the Plan’s auditor since 2017.

Alpharetta, Georgia
June 15, 2020

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2019 and 2018

	2019	2018
ASSETS
Investments, at fair value (Note 3)	$44,226,040	$36,910,821
Due from broker	—	138
Notes receivable from participants	595,120	521,857
Net assets available for benefits	$44,821,160	$37,432,816
Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2019

Additions to net assets attributed to:
Investment income:
Net gain in fair value of investments	$6,372,629
Dividend income from common stock	792,430
Dividend income from registered investment companies	203,619
Total investment income	7,368,678

Interest income from notes receivable from participants	22,625

Contributions:
Participant contributions	1,762,713
Employer contributions	528,834
Total contributions	2,291,547

Total additions	9,682,850

Deductions from net assets attributed to:
Distributions to participants	(2,287,429)
Administrative expenses	(7,077)
Total deductions	(2,294,506)

Net increase in net assets available for benefits	7,388,344

Net assets available for benefits:
Beginning of year	37,432,816
End of year	$44,821,160
Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company”), a wholly owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Company is the named Plan administrator. However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan. Banco Popular de Puerto Rico (the “Trustee”) provides trust services for the Plan, and Transamerica Retirement Solutions provides recordkeeping services for the Plan.

Plan Amendments

As a result of damages and devastating effects caused by Hurricane Maria in Puerto Rico in September of 2017, the Puerto Rico Treasury issued Administrative Determinations, which permitted participants in qualified retirement plans to request eligible distributions from their accounts under the Plan during the period from September 20, 2017 to June 30, 2018. In accordance with the Puerto Rico Treasury Administrative Determinations, the Committee amended the Plan to allow for Hurricane Maria hardship distributions. The amendment resulted in approximately $4.7 million additional participant distributions in 2018.

Contributions
The election to contribute to the Plan by employees (“participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a participant subject to certain limitations imposed by the Puerto Rico Internal Revenue Code of 2011 (the “Code”). Participants are fully vested in their contributions and the Company contributions immediately.

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars. “Before-Tax” contributions are not subject to current income taxation. For the year ended December 31, 2019, participants may contribute to the Plan on a “Before-Tax” basis up to $15,000 of their annual compensation subject to certain limitations imposed by the Code. In addition to “Before-Tax” contributions, participants may contribute on an “After-Tax” basis up to 10% of their annual compensation, as defined by the Plan. Participants are allowed to roll over account balances from other qualified retirement plans into the Plan. The Plan allows participants who are age 50 or older by the end of the year to make additional “Catch-Up” contributions within limits imposed by the Code.

All contributions are paid to a trustee and are invested as directed by participants. Participants may direct their contributions into common stock of The Coca-Cola Company, mutual funds and collective trust funds with various investment objectives and strategies.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares or units of each investment fund credited to participant accounts. The shares and units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

Notes Receivable from Participants

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances. The following applies to participant loans:

(a)
The maximum amount that a participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum amount that a participant may borrow is the lesser of 50% of their account balance or $1,000.

(c)	The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan).

(d)
The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a participant’s retirement, termination or disability. However, upon death of a participant, the surviving spouse or other designated beneficiary may choose to receive annual installment payments, up to a maximum of 10, from the Plan. Participants may elect to receive in-service withdrawals from their “After-Tax” account balances. Notwithstanding, the Plan was amended on January 19, 2018 permitting eligible participants in-service Hurricane Maria related hardship withdrawals during the period from September 20, 2017 to June 30, 2018 on all account balances, including amounts with respect to which taxes have been prepaid.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time. In the event of termination, the Committee may either continue the Trust for as long as it considers advisable, or terminate the Trust, pay all expenses from the Trust assets, and direct the payment of participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies
Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”). See Note 3 for fair value measurements.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Delinquent notes receivable are classified as distributions based upon the terms of the Plan document.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

Payment of Benefits

Distributions to participants are recorded when payment is made.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements
ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. ASC 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 —    Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 —    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Investments as of December 31, 2019 were measured at fair value on a recurring basis (at least annually) as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using Net Asset Value Practical Expedient*	Total
Common stock (A)	$27,416,221	$—	$27,416,221
Registered investment companies (B)	8,766,024	—	8,766,024
Collective trust funds (C)	—	8,043,795	8,043,795
	$36,182,245	$8,043,795	$44,226,040

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.
(B) Investments in registered investment companies are valued at the publicly quoted net asset value (“NAV”) of each fund. The total value is calculated by multiplying the NAV per share by the number of shares held as of the measurement date.

(C)
The underlying investments held in the collective trust funds are active or passive equity or debt securities. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions or unfunded commitments.

* In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statements of net assets available for benefits.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Investments as of December 31, 2018 were measured at fair value on a recurring basis (at least annually) as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using Net Asset Value Practical Expedient*	Total
Common stock (A)	$24,159,487	$—	$24,159,487
Registered investment companies (B)	6,017,543	—	6,017,543
Collective trust funds (C)	—	6,733,791	6,733,791
	$30,177,030	$6,733,791	$36,910,821
(A) Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)
Investments in registered investment companies are valued at the publicly quoted NAV of each fund. The total value is calculated by multiplying the NAV per share by the number of shares held as of the measurement date.

(C)
The underlying investments held in the collective trust funds consist of actively managed equity securities. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions or unfunded commitments.

* In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statements of net assets available for benefits.
The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2019 and 2018. During the year ended December 31, 2019 and 2018, there were no Level 2 or 3 investments.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Transactions with Parties-in-Interest
As of December 31, 2019 and 2018, the Plan held 495,325 and 510,232 shares of common stock of The Coca-Cola Company with fair values of $27,416,221 and $24,159,487, respectively. During the year ended December 31, 2019, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value
Purchases	29,809	$746,658
Sales	44,716	$2,290,027
Dividends received	N/A	$792,430
Fees paid during the year for investment management, auditing and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.
Note 5 – Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Included in investments as of December 31, 2019 and 2018 is common stock of The Coca-Cola Company with a market value of $27,416,221 and $24,159,487, respectively. These investments represent 62.0% and 65.5% of total investments as of December 31, 2019 and 2018, respectively. A significant decline in the market value of common stock of The Coca-Cola Company would have an adverse effect on the Plan’s net assets available for benefits.
Note 6 – Income Tax Status
The Plan qualifies under Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended (for applicable tax years), Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (for applicable tax years), and Sections 1081.01(a) and 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998, September 27, 2000, February 16, 2012 and February 10, 2014, in which the Puerto Rico Department of the Treasury ruled that the amendments did not affect the qualified status of the Plan. The February 10, 2014 letter provides that the Plan constitutes a qualified retirement plan that satisfies the rules of the Code, as amended. The Committee believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax exempt.
Note 7 – Subsequent Events
The effects of the novel strain of coronavirus (“COVID-19”) pandemic and the related actions by governments around the world to attempt to contain the spread of the virus have impacted economies and global financial markets.  Due to the COVID-19 pandemic, the value of the Plan’s investments has been subject to significant volatility.  As a result of the uncertainties surrounding COVID-19, the impact on the Plan’s investments cannot be reasonably estimated at this time.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
EIN: 66-0276572 PN: 001
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Common Stock:
*	The Coca-Cola Company	Common Stock	$27,416,221

	Collective Trust Funds:
	Invesco Trust Company	Invesco Stable Value Trust Fund	3,342,492
	Northern Trust Investments, Inc.	ACWI Ex-US IMI Index Fund	215,598
	Northern Trust Investments, Inc.	Aggregate Bond Index Fund	628,516
	Northern Trust Investments, Inc.	S&P 500 Index Fund	2,165,191
	Wellington Trust Company, NA	Balanced Real Assets Fund	686
	Wellington Trust Company, NA	SMID Research Equity Fund	1,691,312
	Total Collective Trust Funds		8,043,795

	Registered Investment Companies:
	Columbia Management Advisors, LLC	Columbia Contrarian Core Inst3	1,305,408
	J.P. Morgan Asset Management	SmartRetirement 2020	526,183
	J.P. Morgan Asset Management	SmartRetirement 2025	1,625,176
	J.P. Morgan Asset Management	SmartRetirement 2030	1,804,170
	J.P. Morgan Asset Management	SmartRetirement 2035	768,413
	J.P. Morgan Asset Management	SmartRetirement 2040	142,633
	J.P. Morgan Asset Management	SmartRetirement 2045	182,941
	J.P. Morgan Asset Management	SmartRetirement 2050	236,446
	J.P. Morgan Asset Management	SmartRetirement 2055	205,276
	J.P. Morgan Asset Management	SmartRetirement 2060	205,701
	J.P. Morgan Asset Management	SmartRetirement Income Fund	298,271
	Loomis, Sayles & Company, L.P.	Loomis Sayles Core Plus Bond N	573,363
	MFS Investment Management	MFS Institutional International Equity Fund	892,043
	Total Registered Investment Companies		8,766,024

	Participant Loans:
*	Participants	Loans with interest rates of 3.5% to 5.5%
		Maturities through 2028	595,120

	TOTAL ASSETS (HELD AT END OF YEAR)		$44,821,160

*	Party-in-interest
Note: Column (d) cost is not required for participant-directed investments.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN (Name of Plan)

/s/ Evelyn Montañez
Date:	June 15, 2020	Evelyn Montañez Chairperson, Thrift Plan Committee of Caribbean Refrescos, Inc.